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November 19, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker
Era Anagnosti, Esq.
Jay Ingram, Esq.
Nudrat Salik

Re:	MasTec, Inc.

Form 10-K for the Year ended December 31, 2011

Filed February 29, 2012

Form S-3 Filed April 5, 2012

Response dated September 28, 2012

File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated October 5, 2012 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s (i) Form 10-K for the year ended December 31, 2011, filed February 29, 2012, the (ii) the Company’s Registration Statement on Form S-3, filed April 5, 2012, and (iii) the Company’s response, dated September 28, 2012, to the Staff’s comment letter dated June 21, 2012, and those matters discussed telephonically between representatives of the Company and the Staff on September 5, 2012 (the “Conference Call”).

After the Summary of Comment Responses, we have reproduced the text of each of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Summary of Comment Responses

To facilitate Staff review of our responses to the October 5, 2012 comment letter, we are providing a summary of the key points of our responses to each comment as well as a refinement to the reportable segments that affects more than one comment response. This response also reflects the Company’s ongoing reorganization of its operations with the combination of:

•	Optima (including MasTec Wireless Services) and MasTec Network Services (including Cam Com) into Nsoro;

•	Precision Pipeline, Pumpco and Fabcor into the Oil & Gas Group; and

•	EC Source, Transmission-Substation, and Three Phase Line into the Electrical Transmission Group.

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Each of the reorganized units has a group president, who reports to the CODM, and a CFO. The reports to the CODM and the board of directors have been revised to reflect the reorganization, which is ongoing.

We expect that our reorganization will be completed in 2013 and could result in further changes with respect to our segment presentation.

Determination of Reportable Segments

As a result of our effort to respond to comment 3 of the October 5 comment letter, we reviewed and reconsidered the four reportable segments which were described on page 4 of our September 28 comment letter response. As described in further detail in our response to comment 3, we analyzed the composition of segment revenue in terms of customers and end-markets. With regard to the Communications and Utility Infrastructure segment described in the September 28 response, we found that the predominant share of revenues from each operating segment (2007-2012 average: Utility Services Group (“USG”)-62%, Advanced Technologies (“AT”)-100%, Nsoro-100%) was attributable to communications services. Approximately 90% of this reportable segment’s revenues result from communications services with the remaining 10% resulting from work in the utility end-market. Also, 6.4% of total Communications and Utility Infrastructure segment revenue was earned from customers requiring both communications1 and utility work (referred to herein as overlapping customers). Approximately 67% of this 6.4% was from communications end-market work. Thus, the predominant amount of revenues from each operating segment as well as the predominant amount of revenues for the reportable segment are from communications services to communications end-market customers.

Due to our findings, we have made the following changes from our September 28 submission:

•

We changed the name of this segment to “Communications” from “Communications and Utility Infrastructure”. The percentage of utility revenue earned by the reportable segment is too low to warrant the former name.

•	We revised our proposed segment footnote to further clarify the customers and work performed by each of our reportable segments.

Additionally, we will include supplemental disclosure in the segment footnote to the financial statements quantifying the portion of utilities revenues included within the Communications reportable segment as follows: “Revenue generated by utilities customers represents     %, 9% and 8% of Communications segment revenues in 2012, 2011 and 2010, respectively.”

As a result of this analysis and the ongoing reorganization described above, the reportable segments discussed in both this response letter and our proposed draft segment footnote to the financial statements are as follows:

•	Communications (including Advanced Technologies, Nsoro (which includes Optima and MasTec Network Services) and Utility Service Group (which includes Energy Core[2], together referred to as “USG”))

[1]

We use the term “communications” generally to describe all work performed to install or maintain wireline infrastructure used in telephone networks and programming networks such as provided by cable and telephone companies and to install or maintain wireless infrastructure used for cellular and satellite telephone networks and satellite programming networks.

[2]	Energy Core was combined with the USG in January 2010 and is managed by that operating manager. Its inclusion in the previous organization chart provided to the Staff was an oversight.

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•	Power Infrastructure (which includes Electrical Transmission Group and Oil & Gas Group)

•	Power Generation (Wanzek3)

•	Other (including Mexico and International4)

We believe these reportable segments are consistent with the requirements of ASC 280 and are responsive to comment 3 in the Staff’s October 5, 2012 comment letter as well as the conference calls between John Huber of FTI Consulting with the Staff on October 30, and November 16, 2012.

Aggregation Analysis

Our aggregation analysis in response to comments 1 and 2 of the October 5, 2012 comment letter shows economic similarity within reportable segments. We analyzed five-year average gross profit margins as well as trends in revenues, gross profit, EBITDA, gross profit margins and EBITDA margins, as well as our expectations for future performance, as part of this analysis. In addition, all of our operating segments share certain qualitative characteristics as outlined in ASC 280-10-50-11 which we considered in our aggregation of operating segments:

•	Nature of the products and services.

•	Nature of the production processes.

•	Type or class of customer for their products and services.

•	Methods used to distribute their products or to provide their services.

•	If applicable, the nature of the regulatory environment.

Additional qualitative characteristics shared by operating segments aggregated into each reportable segment are discussed in our responses to comments number 1 and 2 below.

Updated Analyses

Our analytical data has been updated to show the actual amounts for the nine months ended September 30, 2012 as requested by the Staff as well as the forecast for 2012, which has been updated to include results of operations through September 30, 2012. The forecast, which was updated on October 31, 2012, replaces the data from the budget for 2012, which was prepared almost a year ago and was provided in prior correspondence.

[3]

Page 15 of our August 3, 2012 response letter incorrectly indicated that Wanzek customers included both leading communications companies as well as utility customers. Wanzek does not provide services to communications customers. Thus, it is in the Power Generation reportable segment.

[4]	As of September 30, 2012, Globetec Construction, previously included in Other, has been treated as a discontinued operation and has been removed from our segment analysis.

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Additionally, our analysis considers the ongoing reorganization of our business. As noted in prior correspondence with the Staff, MasTec has been in the process of reorganizing its internal reporting structure. Included in our Communications Group, MasTec Network Services (MNS) (which includes Cam Com) and Optima have been combined with Nsoro. These businesses are managed by the president of Nsoro, who reports to the CODM. Our Oil & Gas Group (included in the Power Infrastructure reportable segment) consists of Precision, Pumpco and Fabcor. These three businesses are now managed by our new president of the Oil & Gas Group who reports to the CODM. Also, EC Source, Three Phase Line Construction and Transmission Substation compose our Electrical Transmission group (included in the Power Infrastructure reportable segment). These three businesses are now managed by the president of the group, who also reports to the CODM.

Key Factors Considered by the CODM

Our CODM considers project revenues and gross margin to be the key factors for measuring performance and allocating resources. While gross profit margins and trends are the principal measures of economic similarity we have used in aggregating operating segments, we have also considered trends in revenues and levels and trends of EBITDA and EBITDA margins in our analysis consistent with the guidance in ASC 280. We have provided analytical support for those analyses in this response.

In terms of data reviewed by the CODM, we note that interest expense included at the operating segment level is the result of each operating segment’s capital leases and some equipment financing. On an operating segment basis, from 2007 to the third quarter of 2012, interest expense does not exceed 0.5% of revenue in any operating segment. Depreciation and amortization are also not significant at 2.5% or less of revenues. As a result, the reports to the CODM can be viewed as reflecting revenues, gross profit and EBITDA. Thus, we believe that the draft footnote disclosure for reportable segments, which includes EBITDA as the measure of profit or loss, will provide investors with full, accurate and complete information about the Company’s operating results.

With respect to Comments 8 and 9 of the October 5, 2012 letter, the Company undertakes not to offer or sell securities off the shelf until the segment data is publicly disclosed, which may be by means of our Annual Report on Form 10-K for the year ended December 31, 2012, or if an offering is sooner contemplated, by means of a Form 8-K and that the Company also undertakes to file, depending on timing considerations, a Form 8-K or the Form 10-K giving effect to the discontinued operations of DirectStar and Globetec prior to any offers or sales.

The Company has consulted with both the Audit Committee of the Board of Directors and our independent auditors, BDO USA LLP, in the preparation of this response to the Staff’s comments.

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Detailed Responses

Our responses to each Staff comment follows:

Note 15 – Operations by Geographic Areas and Segments, page 93

1.	The aggregation analysis you provided only includes your consideration of five year average gross profit margins for each operating segment. Please provide us with a similar analysis of five year average EBITDA margins for purposes of demonstrating that the operating segments which are aggregated are economically similar.

2.	The aggregation analysis provided does not address what consideration was given to financial trends in revenues, gross profit, EBITDA, gross profit margins, and EBITDA margins in determining that the operating segments are economically similar. In this regard, please provide us with a revised analysis which shows each of these financial measures for each of the five years ended December 31, 2011 as well as the budgeted amounts for 2012. Your analysis should also include the actual amounts for the nine months ended September 30, 2012 (or six months ended June 30, 2012 if the nine months information is unavailable). Please ensure that you show the amount of the actual change and percentage change in each line item from period to period in your analyses and provide explanations for any apparent differences in trends for a given operating segment when compared to another operating segment within the same reportable segment.

To facilitate the Staff’s review, we are responding to Comments 1 and 2 together.

Our analysis of five year average EBITDA margins requested by comment 1 is included in Attachment 1 which displays EBITDA margin percentages for each operating segment (as presented in our September 28, 2012 comment response letter) for the five years ending in December 31, 2011, the nine months ended September 30, 2012, the 2012 updated forecast and five year average amounts.

The analysis of financial trends in revenues, gross profit, EBITDA, gross profit margin percentage, and EBITDA margin percentages requested by the Staff in comment 2 is included in Attachment 2. We have included the actual amounts for the nine months ended September 30, 2012 and the updated forecast amounts for the year 2012, as well as the amounts of changes and percentage changes period to period.

Attachments 3 and 4 set forth the summary of the five year track record, the 2012 forecast and nine months ended September 30, 2012 for the reportable segments, as revised to reflect the reorganization of operating segments described above.

Communications Segment

This reportable segment includes Advanced Technologies, the newly reorganized Nsoro described above, and the Utilities Services Group (USG).

We reviewed the trends in revenues, gross margin and EBITDA and found them to be similar in each operating segment except for a decline in USG from 2008 through 2010. Nsoro, which was acquired in 2008, ramped up through 2010, leveled off in 2011, and continued its growth in 2012. The decline in USG and MasTec Network Services in 2008 through 2010 coupled with the large increases in the Nsoro and Advanced Technologies businesses are purely indicative of business trends occurring during that period within the overall communications industry. Due to declines in customer counts for wireline telephone (caused by the recession and declines in new housing construction), [***] and other large telephone companies decreased capital spending on maintenance of the wireline network in favor of wireless and a

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large marketing push toward the bundling of cable, telephone and internet all on the same infrastructure (such as AT&T’s U-verse or Verizon’s FiOS bundles). DirecTV also showed significant growth during the period, first teaming with AT&T, then working on its own. The trends experienced across this reportable segment reflect the trends in the communications industry generally. The five year average gross margins of Advanced Technologies, Nsoro and Utilities Services Group ([***], [***] and [***], respectively) demonstrate economic similarity.

The Advanced Technologies, Nsoro and Utilities Services Group operating segments provide installation and maintenance services predominantly related to large, communications networks. Additionally, all operate under master service agreements with their customers, manage a significant number of subcontractors and receive a very high annual volume of transactions and work orders. The master service agreements were initially won by competitive bid but can be renewed through direct renegotiation. As discussed further in the response to comment 3, segment customers are large, industry leading public companies, some of which have subsidiaries or divisions that provide communications or utilities services to their end customers and may also contract with MasTec to construct the infrastructure needed to provide these types of services. This segment differs from our other segments in maintaining a significant system of permanent warehouses and yards and material inventory which is distributed to employees and subcontractors for installation on the jobsite.

Power Infrastructure Segment

This reportable segment includes the Electrical Transmission Group and the Oil & Gas Group.

Power Infrastructure segment contracts relate to large, fixed price or cost plus installation projects with individualized contract terms that are tailored to each particular project and its risks. This reportable segment is the only one that routinely performs projects with a duration of over one year and primarily uses percentage-of-completion accounting. Segment projects are all competitively bid and represent capital expenditures for our customers. As these contracts often include engineering, procurement and construction services, the segment is required to manage the full range of installation services. The managers of this segment lead both the business development and project execution aspects of the business.

The trends in revenues, gross margin and EBITDA were similar from 2008 forward, except in 2010. In November 2009, the Oil & Gas Group acquired Precision Pipeline and immediately after the acquisition completed one large, cost-plus contract and signed a second large, cost-plus contract. Together, these two contracts significantly and positively affected revenues, gross margin, and EBITDA for 2009 and 2010. Electrical transmission in 2009 and 2010 had a flat period caused by lower performing projects and related management issues. The segment turned those around with additional attention to management and the acquisition of EC Source, with its experienced management team, significantly restored the gross margin percentage and EBITDA margin percentage, after which the percentages converged. The five year average gross margins for the Oil & Gas Group and the Electrical Transmission Group were [***] and [***], respectively. The five year average EBITDA margin percentage for the Oil & Gas Group was [***] and for the Electrical Transmission Group was [***]. Although these five year average margins varied, the turnaround and EC Source acquisition drove the EBITDA margin percentages to converge in 2011 and 2012. The Company believes the EBITDA margin and gross margin trends will continue to converge in the future.

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Power Generation Segment

This reportable segment includes Wanzek.

The Power Generation segment primarily serves the energy and utility end markets and other end markets through the installation and construction of power plants, wind farms, solar farms, electrical transmission infrastructure, ethanol facilities and various types of industrial infrastructure.

Other Segment

This reportable segment includes Mexico and International.

The Other segment consists of less than 0.5% of the Company revenues from 2007 to date and includes operating segments that are not at this time economically similar to the other reportable segments.

3.	Customers of the Utility Services group include leading communications companies and utilities and governments which provide communications and utility services. For each of the five years ended December 31, 2011 and the nine months ended September 30, 2012, please tell us the revenue amounts and percentages of this operating segment which are related to each of the following groups of customers: communications, utilities and other.

The predominant amount of USG’s revenues in all years reviewed (ranging from 55% to 69%) are derived, as noted in the table below, from wireline and wireless communications construction services. Internally, management views and manages this business as part of our communications businesses, largely due to the predominance of communications customers (currently and historically1) and the structure of the revenue stream. The revenue stream for USG, and our other operating segments in our Communications reportable segment, is primarily from the performance of short duration projects that are generated by work-orders which are often under master services agreements. Additionally, the skill sets and equipment USG uses to perform work for its communications and utility customers are the same. Thus, each USG crew can perform services for both communications and utilities customers.

The following table is a summary of our analysis of the end-markets of the customers generating revenue for the Utilities Services Group for the last five years (2007-2011) and the year-to-date period ended September 30, 2012 (revenue amounts in millions).

[***]

In order to clarify the nature of the Communications reportable segment, please note that the revenues earned are predominantly related to the construction and maintenance of communications networks. We noted in prior correspondence with the Staff that Communications segment customers include utility customers. However, we did not make clear that those contracts represent a small portion (10.2%) of the revenues during the period from 2010 through 2012.

[5]	Note that the USG historically was known as the “Communications Group”. The name changed when Energy Core was merged into this operating segment in January 2010.

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The following table is a summary of the overlap of end-market customers for the Communications reportable segment for the last five years (2007-2011) and the year-to-date period ended September 30, 2012 (revenue amounts in millions):

[***]

As noted above, Communications segment revenues related to utility contracts is approximately 8%, 9% and 12% for the years ended 2010, 2011 and 2012 to date, respectively, an average of 10%. The percentage of utilities related revenue in the Communications segment has declined over the years due, in part, to the growth of Nsoro, after its 2008 acquisition. Of the 6.4% of Communications segment revenue earned from customers that procure both communications and utilities services, 67% (2007-2012) represents communications work on wireline or wireless networks or “install to the home” construction supporting wireline telephone or cable networks. The remaining utilities work is primarily electrical distribution work, which is the business of Energy Core, now an integrated part of USG.

In order to understand why the Communications segment includes utility customers, it is important to understand the reason why USG and Energy Core were combined. The integration of USG and Energy Core was appropriate because the companies are virtually identical in every way. Each of them installs and maintains telephone cables (copper or fiber) and electrical cables, plus related facilities necessary to distribute phone signals or electricity. Cables are installed on telephone poles or underground in both instances. They use the same equipment and employees who require the same skills sets. In fact, now that they’re integrated, the work force can perform for each type of customer and operate out of the same yards, or local offices.

The technology being deployed is closely related. The telephone networks and electric networks were originally designed over a century ago and have undergone significant change since then. The elements of these networks are constantly being upgraded including, on the electrical side, the cables themselves, the switches, the transformers and all elements of the substations. In telephony, most of the circuit-switched telephone networks are digital, other than the “last mile” which terminates at each home or office. All equipment is being upgraded on a regular basis, including cables (copper and fiber) which is bundled into trunk lines which tie into switches, or switching centers, and into multiplexers. The medium of transferring the signal, which includes telephone lines, fiber optic cables, microwave transmission links, cellular networks, communications satellites, and undersea telephone cables, is undergoing constant technological change. The best known telephone system upgrade is Long Term Evolution (LTE), which is the new standard for high speed cellular networks. These upgrades primarily provide improved reliability, the key to effective and efficient phone or electric networks particularly in cases where networks have aged and may not have been properly maintained or upgraded. This is what USG does. Because the largest part of USG’s revenue has been and continues to be related to telephone networks, our CODM views USG as a communications company.

[***]

In addition to USG’s customers, including both communications and utility industries, a small portion of revenues is generated from communications work performed for government customers.

On a consolidated basis, we also have certain customers generating revenue in more than one reportable segment. In these instances, the contracting party within that consolidated end customer, whether it is a large utility or communications customer, often is a different legal entity or division of that end customer and the services provided to the components of that customer can differ. For example, [***]:

[***]

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In addition, as disclosed in Note 15 to the financial statements in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, revenues from the Company’s top ten customers were 66% of total revenues for the nine month period. With such a high customer concentration, we respectfully submit that there is an increased likelihood that various divisions of the same large end customer will contract with more than one MasTec operating segment for various projects.

As a result of the analyses described herein, which demonstrate that the preponderance of operating segment revenues in the reportable segment result from communications services, we have made the following changes from our September 28 submission:

•	We changed the name of this segment to “Communications” from “Communications and Utility Infrastructure”.

•	We revised our footnote to further clarify the customers and work performed by each of our reportable segments.

Additionally, we will include supplemental disclosure quantifying the portion of utilities revenues included within the Communications segment revenues.

4.	You intend to use EBITDA as the measure of profitability to be reported in your segment footnote and related disclosures. Given that it does not appear the board reports previously provided to us as well as all of the operating segment reports provided to the CODM included EBITDA, please tell us how you determined that this is the appropriate measure to report. Please also tell us whether you will continue to present net profit before tax in your board and CODM reports. Please address what consideration was given to reporting net profit before tax as your measure of profitability in your segment footnote. Refer to ASC 280-10-50-27 and 28 as well as ASC 280-10-55-9 and 10.

Although the reports to the Board of Directors do not specifically identify the key measure of segment profitability as EBITDA, the results of segment operations reported are essentially the same as what would have been reported as EBITDA. Interest expense at the operating segment level includes only interest on capital leases and certain equipment financing and is not significant. Total consolidated interest expense for the Company tends to be less than 1.5% of revenues. Depreciation and amortization are not significant at 2.5% of revenues on a consolidated basis. As a result, the reports to the CODM reflect an amount substantially equivalent to EBITDA. We believe that the reporting is consistent with ACS 280-10-50-27 and -28 as well as ASC 280-10-55-9 and -10. Further, we believe that EBITDA will be useful to the readers of our financial statements because we typically use EBITDA in our public communications regarding performance of our various businesses and end-markets.

The Company undertakes that reporting to the CODM and the Board of Directors will include EBITDA under the reorganization and new reportable segment structure.

5.	The executive level organizational chart dated September 2012 includes an entity described as Energy. Please help us understand why this entity is not included in your listing of operating segments. Please also tell us what operations are included in this entity. It appears that the manager of this entity is the same as the manager of the utility services operating segment.

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Since January 1, 2010, Energy Core (or Energy) has been part of the USG operating segment and is managed by that operating segment manager. Its inclusion as “Energy” in the organization chart provided previously to the Staff was an oversight. We have provided a corrected executive level organizational chart as Attachment 6.

6.	In regards to your proposed segment disclosures, please address the following:

•

Please separately present amounts related to eliminations or reversal or transactions between reportable segments from corporate amounts. Refer to ASC 280-10-50-31. Please also ensure that you discuss the business reasons for fluctuations in these corporate amounts in MD&A subsequent to your discussion of results of operations by segment; and

•	In your description of each reportable segment pursuant to ASC 280-10-50-21, please better distinguish the differences between each reportable segment.

Please see Attachment 5 for our revised proposed segment disclosures including separate disclosure of eliminations and corporate amounts and revised descriptions of each reportable segment. We will include a discussion of the business reasons for significant fluctuations in corporate amounts in the MD&A section of our future filings.

7.	Please separately present revenues from external customers and intersegment revenues for each reportable segment. Please also disclose the amount of each segment’s EBITDA which is derived from intersegment revenues. Refer to ASC 280-10-50-22(a) and (b). Please provide us with the reconciliations that you intend to provide pursuant to ASC 280-10-50-30. Refer to the examples provided in ASC 280-10-55-48 and 55-49.

Please see Attachment 5 for our revised proposed segment disclosures. We have disclosed that intersegment revenue and costs are de minimus (approximately 1% of revenue). Intersegment EBITDA is also de minimus. We have also included additional reconciliations as required by ASC 280-10-50-30.

Form S-3 Filed April 5, 2012.

8.	You filed a shelf registration statement related to the public offer and sale of common stock, preferred stock, depositary shares, debt securities, guarantees, warrants, stock purchase contracts and stock purchase units that you and subsidiary guarantors may offer from time to time in one or more series. Please tell us whether you have offered securities under this shelf registration statement and/or have plans to do so in the six months.

We confirm that we have made no offers or sales of securities under the above described registration statement since it became effective nor do we have any current plans to effect any such offering prior to such time as we have filed the restated financial statements referred to below in response to Comment 9 and provided segment information in accordance with ASC 280.

9.	You filed a Form S-3 on April 5, 2012. You sold DirectStar TV, LLC and its subsidiaries in June 2012. You filed a Form 8-K on June 18, 2012 which included pro forma financial information for the year ended December 31, 2011 and the three months ended March 31, 2012. Please tell us what consideration you gave to filing a Form 8-K giving retrospective effect to this component in discontinued operations in your historical financial statements for each period presented in accordance with ASC 205 -20.

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We have considered the requirement to give retrospective effect to the discontinued operations treatment of DirectStar TV, LLC and its subsidiaries (“DirectStar”), as well as with respect to the projects and net assets of our wholly owned subsidiary, Globetec Construction LLC and its subsidiaries (“Globetec”), described in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. We have also considered the guidance set forth in Topics 13100 and 13200 of the Division of Corporation Finance Financial Reporting Manual regarding discontinued operations. We currently contemplate that we will file our historical financial statements (along with the related Management’s Discussion of Financial Condition and Results of Operations), as applicable, giving retrospective effect to the discontinued operations treatment of DirectStar and Globetec prior to conducting any offering of securities pursuant to the above referenced registration statement. We would expect to accomplish such filing through a Current Report on Form 8-K or the filing of our Form 10-K for the year ended December 31, 2012, depending on the timing of any such offering (which timing would also take into account the considerations referred to in response to Comment 8 above). We note that our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 gave retrospective effect to the discontinued operations treatment of DirectStar for the three and six month periods ended June 30, 2011, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 gave retrospective effect to the discontinued operations treatment of both DirectStar and Globetec for the three and nine month periods ended September 30, 2011. As a result, we do not anticipate filing restated financial statements for quarterly periods earlier than those reflected in the June 2012 and September 2012 Forms 10-Q. Notwithstanding the foregoing, our intention to file the financial statements described above should not be taken to mean that we have determined that the completed disposition of DirectStar or the planned disposition of Globetec (or both) constitutes a fundamental change.

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely,

MASTEC, INC.

/s/ T. Michael Love
VP, Corporate Controller

cc:	Frank E. Jaumot CPA – Audit committee chairman

Leland Graul, BDO USA, LLP

Ian Shapiro, BDO USA, LLP

Ira N. Rosner, Esq., Greenberg Traurig, P.A.

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John Huber, FTI Consulting

ATTACHMENTS:

Attachment 1: [***];

Attachment 2: [***];

Attachment 3: [***];

Attachment 4: [***];

Attachment 5: [***]; and

Attachment 6: [***].

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Attachment 1

[***]

CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Attachment 2

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Attachment 3

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Attachment 4

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Attachment 5

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Attachment 6

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CONFIDENTIAL TREATMENT REQUESTED